SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                          ----------------------

                               SCHEDULE 13D

                 Under the securities Exchange Act if 1934
                            (Amendment No 8) *

                             Pioneer Group Inc
                      ------------------------------
                             (Name of issuer)

                               Common Shares
                      ------------------------------
                      (Title of Class of Securities)

                       -----------------------------
                              (CUSIP Number)

                Mr P D Acton, Mercury Asset Management plc
     33 King William Street, London EC4R 9AS     Tel No 0171 203 5743
     ----------------------------------------------------------------
 Name , Address and Telephone Number of Person Authorised to Receive
                        Notices and Communications)

                               14 May, 1996
                      ------------------------------
          (Date of Event which Requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the
following box.      |  |

Check the following box if a fee is being paid with the statement |  |
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.
______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

2776

Schedule 13D

CUSIP No. __________________________

- -----------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
        MERCURY ASSET MANAGEMENT plc
- -----------------------------------------------------------------------------
                                                                   __
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)  |__|
                                                                   __
        (B)                                                       |  |
                                                                   --
- -----------------------------------------------------------------------------
3       SEC USE ONLY

- -----------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        00
- -----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS               __
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                |  |
                                                                   --
- -----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANISATION

        ENGLAND
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 NONE
    NUMBER OF            ----------------------------------------------------
     SHARES              8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                     NONE
      EACH               ----------------------------------------------------
    REPORTING            9       SOLE DISPOSITIVE POWER
    PERSON
     WITH                        2,657,250
                         ----------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- -----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             ____
         EXCLUDES CERTAIN SHARES*                                 |    |
                                                                   ----
- -----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.70%
- -----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IA
- -----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

               The class of equity securities to which this statement relates is the shares of Common Stock (the "Common Shares") of Pioneer Group inc (the "Company") whose principal executive offices are located at 60 State Street, Boston MA 02109-1820 USA. Its telephone number is (617) 422 4281.

Item 2.        Identity and Background

               This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

               Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

               Under the terms of its agreements with such clients, Mercury has discretion to buy and sell securities on their behalf subject to such guidelines as may be agreed and subject to any contrary instructions which may be received. Mercury has neither voting power nor the right to receive dividends from, or proceeds from the sale of, any portfolio investments. 93,940 shares are held for the benefit of collective investment schemes managed by Mercury Asset Management Channel Islands Limited, an associate of Mercury. A division of Mercury is the investment adviser under contract to Mercury Asset Management Channel Islands Limited.

               Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

               The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

               Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or (b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

               The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4.        Purpose of Transaction

               The Common Shares were acquired for the purpose of investment.

               (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

               Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

               (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

               (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

               (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalisation or dividend policy of the Company;

               (f) any other material change in the Company's business or corporate structure;

               (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to
               Section 12(g) (4) of the Act; or (j) any action similar to any of those set forth above.

Item 5.        Interest in Securities of the Issuer

               (a) See Item 2 above. Subject thereto, Mercury has dispositive power with respect to 2,657,250 Common Shares or approximately 10.70% of the Common Shares outstanding.

               (b) See Item 2 above.

               (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.

               (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common Shares.

               (e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or

               Relationships with Respect to Securities of the Issuer

               Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits
               None.

                         SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  17 May, 1996

                                          for Mercury Asset Management plc.

                                          By _______________________________
                                                   Authorised Signatory



ANNEX A

                          MERCURY ASSET MANAGEMENT plc.

Executive Officers                                                                  Principal
and Directors                               Business Address                        Occupation      Citizenship
- ------------------                          ----------------                        ----------      -----------

Joint Chairman
- --------------
David William James PRICE                   33 King William Street,                 Investment       British
(Joint Chairman)                            London, EC4R 9AS.                       Director

Stephen Anthony ZIMMERMAN                   33 King William Street,                 Investment       British
(Joint Chairman)                            London, EC4R 9AS.                       Director

Deputy Chairman
- ---------------

Carol GALLEY (Miss)                         33 King William Street,                 Investment       British
(Deputy Chairman)                           London, EC4R 9AS.                       Director

Christopher Nigel                           33 King William Street,                 Investment       British
HURST-BROWN                                 London, EC4R 9AS                        Director

(Deputy Chairman)
- ----------------

Frederick David Stewart                     33 King William Street,                 Investment       British
ROSIER (Deputy Chairman)                    London, EC4R 9AS                        Director

Vice Chairman
- -------------

Dr. Ross John BUNCE                         33 King William Street,                 Investment       British
(Vice Chairman)                             London, EC4R 9AS                        Director

Andrew Searle DALTON                        33 King William Street,                 Investment       British
(Vice Chairman)                             London, EC4R 9AS.                       Director

Charles Vivian JACKSON                      33 King William Street,                 Investment       British
(Vice Chairman)                             London, EC4R 9AS                        Director

Peter William URQUHART                      33 King William Street,                 Investment       British
(Vice Chairman)                             London, EC4R 9AS                        Director

Directors
- ---------

Ian ARMITAGE                                33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Norman McLeod BACHOP                        33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Ian Christopher Simon BARBY                 33 King William Street,                 Investment       British
(Director)                                  London,  EC4R  9AS                      Director

Stuart John BAXTER                          33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Thomas Jan BERGER                           33 King William Street,                 Investment       American
(Director)                                  London, EC4R 9ASDirector

David Thomas Alan BOYLE                     33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Mark Anthony James BRADSHAW                 33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Carol Consuelo BROOKE                       33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

John Loughlin CALLAHAN                      33 King William Street,                 Investment       American
(Director)                                  London, EC4R 9AS                        Director

David John CAUSER                           33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Thomas William George                       33 King William Street,                 Investment       British
CHARLTON                                    London, EC4R 9AS                        Director
(Director)

Nicholas James CHARRINGTON                  33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Colin Martin CLARK                          33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Nicholas James COATS                        33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Stephen Benedict COHEN                      33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

John Nicholas COTTON                        33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Graham Richard DIXON                        33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Charles Bowen FARQUHARSON                   33 King William Street,                 Company          British
(Company Secretary                          London, EC4R 9AS                        Secretary
& Director)                                                                         & Director

Christopher Nigel Holland                   33 King William Street,                 Investment       British
FOSTER (Director)                          London, EC4R 9AS                         Director

Peter John GIBBS                            33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Peter John Woodville                        33 King William Street,                 Investment       British
HARRISON (Director)                         London, EC4R 9AS                        Director

Paul HARWOOD                                33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Timothy John HASTON                         33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Andrew Malcolm                              33 King William Street                  Investment       British
HUNTER-JOHNSTON                             London, EC4R 9AS                        Director
(Director)

Michael Francis Mostyn                      33 King William Street,                 Investment       British
Owen JODRELL                                London, EC4R 9AS                        Director
(Director)

Andreas Christian Jutting                   33 King William Street                  Investment       Danish
LEHMAN                                      London, EC4R 9AS                        Director
(Director)

Dr. Gordon Alan LINDSAY                     33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Gary LOWE                                   33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Roderick James MACLEOD                      33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Paul Roderick Clucas MARSHALL               33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Shaun Albert MAYS                           25 Floor,101 Collins                    Investment       British/
(Director)                                  Street,Melbourne,Vic                    Director         Australian
                                            3000 AUSTRALIA

Keith Richard MULLINS                       33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Masaru NISHIZAWA                            Hibiya Kokusai Building,                Investment       Japanese
(Director)                                  2-2-3 Uchisaiwaicho,                    Director
                                            Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY                  33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Thomas Andrew OATES                         33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Peter Vincent OLSBERG                       33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Ching Han ONG                               33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Roderick Louis PARIS                        33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

John PARSLOE                                33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Andrew Phillip PICKARD                      33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Ronald William PULLEN                       33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

John William RICHARDS                       33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Nicholas King RITCHIE                       33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Alexander Frederick                         33 King William Street,                 Investment       British
James ROE (Director)                        London, EC4R 9AS                        Director

Richard George ROYDS                        33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Lynn Christine RUDDICK                      33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Clifford John SHAW                          Warburg Asset Management                Investment       British
(Director)                                  Japan Ltd.,                             Director

                                            Hibiya Kokusai Building,
                                            7th Floor,
                                            2-2-3- Uchisaiwaicho,
                                            Chiyoda-ku, Tokyo 100

Ian Michael SLACK                           33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Peter William STANYER                       33 King William Street                  Investment       British
(Director)                                  London, EC4R 9AS                        Director

Hugh Alexander STEVENSON                    33 King William Street,                 Chairman of      British
(Director)                                  London, EC4R 9AS                        Mercury Asset
                                                                                    Management
                                                                                    Group plc

Barry William WOOLF                         33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director


                                      MERCURY ASSET MANAGEMENT GROUP plc

Executive Officers                                                                  Principal
and Directors                               Business Address                        Occupation      Citizenship
- -----------------                           ----------------                        ----------      -----------
Joint Chairman
- --------------
Hugh Alexander STEVENSON                    33 King William Street,                 Investment       British
(Chairman)                                  London, EC4R 9AS.                       Director

Deputy Chairman
- ---------------

David William James PRICE                   33 King William Street,                 Investment       British
(Deputy Chairman)                           London, EC4R 9AS.                       Director

Stephen Anthony ZIMMERMAN                   33 King William Street,                 Investment       British
(Deputy Chairman)                           London, EC4R 9AS.                       Director

Vice Chairman
- -------------

Carol GALLEY (Miss)                         33 King William Street,                 Investment       British
(Vice Chairman)                             London, EC4R 9AS.                       Director

Company Secretary
- -----------------

Charles Bowen FARQUHARSON                   33 King William Street,                 Investment       British
(Secretary)                                 London, EC4R 9AS.                       Director

Paul Graham BOSONNET                        33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS.                       Director

David John CAUSER                           33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Andrew Searle DALTON                        33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS.                       Director

Peter Stormonth DARLING                     33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Hugh Jon FOULDS                             33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Christopher Nigel                           33 King William Street,                 Investment       British
HURST-BROWN (Director)                      London, EC4R 9AS                        Director

Charles Vivian JACKSON                      33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

Frederick David Stewart                     33 King William Street,                 Investment       British
ROSIER (Director)                           London, EC4R 9AS                        Director

Alfred Joseph SHEPPARD                      33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director

John Charles Grayson                        33 King William Street,                 Investment       British
STANCLIFFE                                  London, EC4R 9AS                        Director

Peter William URQUHART                      33 King William Street,                 Investment       British
(Director)                                  London, EC4R 9AS                        Director


ANNEX A

                                        Mercury Asset Management Group plc

                                                Directors Lists

                                             CORPORATE INFORMATION
                                             ---------------------

                                                                 Field of                   Country of
Name                               Registered Office             Activity                   Incorporation
- ----                               -----------------             --------                   -------------
Mercury Asset Management           33 King William Street,       Holding Company            England
Group plc                          London, EC4R 9AS

Mercury Asset Management plc       33 King William Street,       Investment                 England
                                   London, EC4R 9AS              Management and Advice

ANNEX  B

                                             PIONEER GROUP INC

                                              COMMON SHARES
                                              -------------

DATE                PURCHASE                  SALE             PRICE US$ PER SHARE           DAILY TOTALS
- ---                 --------                  ---              -------------------           ------------

03.26.96                                                            B/Fwd                      2,408,950
03.27.96              20,000                                        28.75                      2,428,950
04.01.96               2,500                                        28.75                      2,431,450
04.03.96                                       10,000               28.25                      2,421,450
04.10.96                                       10,000               27.0625                    2,411,450
04.11.96              65,000                                        26.9712                    2,476,450
04.12.96              25,000                                        27.00                      2,501,450
04.17.96              20,000                                        27.00                      2,521,450
04.18.96              12,000                                        27.00                      2,533,450
05.02.96              50,000                                        26.35                      2,583,450
05.03.96                                       10,000               26.375                     2,573,450
05.07.96                                       26,000               26.25                      2,547,450
05.09.96              13,500                                        26.50
                      25,000                                        26.625                     2,585,950
05.10.96               5,000                                        26.125                     2,590,950
05.13.96              36,300                                        26.6078                    2,627,250
05.14.96              30,000                                        26.5625                    2,657,250